Exhibit 99.1

OneConnect Announces Second Quarter and Half Year 2022 Unaudited Financial Results

Revenue Up by 17.2% and Adjusted Net Profit Margin1 Improved by 17.3ppt YoY for Second Quarter 2022

SHENZHEN, China — (BUSINESS WIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a technology-as-a-service provider for the financial services industry in China with an expanding international presence, today announced its unaudited financial results for the second quarter and half year ended June 30, 2022.

Second Quarter 2022 Financial Highlights

●	Revenue increased 17.2% year-over-year to RMB1,134 million from RMB968 million.

●	Gross margin was 36.2% as compared to 34.1% same period of the prior year; non-IFRS gross margin was 40.0%, as compared to 42.3% for the same period of the prior year.

●	Operating loss was RMB278 million, as compared to RMB395 million for the same period of the prior year. Operating margin was -24.5% compared to -40.9% for the same period of the prior year. Excluding listing expenses in connection with the Company’s listing in Hong Kong, adjusted operating loss[1] amounted to RMB246 million, compared with RMB395 million for the same period in the prior year. Adjusted operating margin improved to -21.7% from -40.9% same period of the prior year.

●	Net loss attributable to shareholders was RMB245 million, as compared to RMB349 million for the same period of the prior year. Net profit margin improved to -21.6% compared to -36.1% same period of the prior year. Adjusted net loss to shareholders for the second quarter of 2022 amounted to RMB213 million, as compared to RMB349 million same period of the prior year. Adjusted net profit margin improved to -18.8% from -36.1%.

●	Net loss per ADS, basic and diluted, was RMB-0.67 as compared to RMB-0.94 same period of the prior year.

	Three Months Ended June 30			Six Months Ended June 30
In RMB’000, except percentages and per ADS amounts	2022	2021	YoY	2022	2021	YoY
Revenue
Revenue from Ping An Group	682,600	564,449	20.9%	1,231,282	1,000,300	23.1%
Revenue from Lufax	107,363	89,533	19.9%	236,463	164,638	43.6%
Revenue from third-party customers[2]	343,802	313,764	9.6%	684,958	622,573	10.0%
Total	1,133,765	967,746	17.2%	2,152,703	1,787,511	20.4%
Gross profit	410,252	329,602		759,283	608,157
Gross margin	36.2%	34.1%		35.3%	34.0%
Non-IFRS gross margin	40.0%	42.3%		39.4%	42.9%
Operating loss	(277,618)	(395,359)		(632,513)	(741,489)
Adjusted operating loss[1]	(245,775)	(395,359)		(564,184)	(741,489)
Operating margin	-24.5%	-40.9%		-29.4%	-41.5%
Adjusted operating margin[1]	-21.7%	-40.9%		-26.2%	-41.5%
Net loss to shareholders	(244,789)	(348,950)		(562,374)	(653,682)
Net profit margin	-21.6%	-36.1%		-26.1%	-36.6%
Adjusted net profit margin[1]	-18.8%	-36.1%		-22.9%	-36.6%
Net loss per ADS[3], basic and diluted	(0.67)	(0.94)		(1.53)	(1.77)

1 Exclude listing expense RMB 31.84 million in 2Q22 or RMB 68.33 million in the six months ended June 30, 2022 in connection with the Company’s listing in Hong Kong.

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3 Each ADS represents three ordinary shares

Chairman, CEO and CFO Comments

“I am delighted to announce that we delivered solid results in Q2 notwithstanding impacts from the unprecedented lockdown measures caused by COVID outbreak. We achieved another quarter of steady revenue growth and at the same time, largely improved adjusted net profit margin.” said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer, “the pandemic brought uncertainties to macro economy this year, notwithstanding the pandemic, we still see strong demands from our financial institution customers for digital transformation. In Q2, we continued to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration. Our digital banking solution has successfully expanded its large bank customer base in both joint-stock banks and city commercial and rural banks. In retail banking, we carried out in-depth cooperation with a large-scale urban commercial bank in East China with trillion RMB assets and a rural commercial bank in South China with over RMB500 billion assets. The cooperation with the two banks started from retail banking digital transformation and relationship manager management, and gradually expanded to comprehensive solution covering marketing promotion, sales management and wealth management. Products in our newly incubated Gamma platform - AI customer service - also demonstrated strong momentum. By the first half in 2022, our AI customer service products have been adopted by a number of third-party customers, including national joint-stock banks with trillion RMB assets and customers in regulatory ecosystem. We will continue our second-stage strategy to further solidify our position and fulfill our mission.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “With increased usage of our products, we achieved solid revenue growth of 17.2% year-over-year for the second quarter of 2022. The number of our premium-plus customers as of June 30, 2022 increased by 18.6% to 134, compared to 113 as of June 30, 2021. Our adjusted net profit margin for the second quarter of 2022 largely improved by 17.3 ppts year-over-year from -36.1% to -18.8%, reflecting the result of our disciplined cost and expenses management, marking another milestone in our path to profitability. In the second quarter, we experienced unprecedented lockdown measures, putting pressure on our growth. In response, we took preemptive actions, for example, increasing product usage charged by stock-based fees, and promoting remote project delivery. Our solid results in Q2 demonstrate stability of our business and our capability to address the macro economic challenges. Looking ahead, we remain unchanged in focusing on growing revenue from our third-party customers and on our mid-term target to profitability. We are ready to step further this year.”

Recent Developments of the Company’s Share Repurchase Program

The Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to an aggregate of 3% of its total issued and outstanding ordinary shares during a specific period. As of June 30, 2022, the Company repurchased approximately 8.02 million ADSs, representing approximately 2.1% of its total issued and outstanding ordinary shares, for approximately US$11.17 million under its share repurchase program.

Revenue Breakdown

	Three Months Ended June 30			Six Months Ended June 30
In RMB’000, except percentages	2022	2021	YoY	2022	2021	YoY
Implementation	170,933	159,456	7.2%	342,611	328,023	4.4%
Transaction-based and support revenue
Business origination services	104,701	117,751	-11.1%	219,494	236,250	-7.1%
Risk management services	91,546	105,687	-13.4%	198,497	204,977	-3.2%
Operation support services	316,897	274,479	15.5%	572,105	486,716	17.5%
Cloud services platform	369,373	262,048	41.0%	665,207	442,560	50.3%
Post-implementation support services	15,367	11,440	34.3%	26,794	24,676	8.6%
Others	64,948	36,885	76.1%	127,995	64,309	99.0%
Total	962,832	808,290	19.1%	1,810,092	1,459,488	24.0%
Total	1,133,765	967,746	17.2%	2,152,703	1,787,511	20.4%

Revenue in the second quarter of 2022 rose by 17.2% to RMB1,134 million from RMB968 million for the same period in the prior year, which is majorly driven by cloud services platform, operation support services, implementation and others. Revenue from cloud services platform surged by 41.0% year-over-year, primarily benefitting from on-going digital transformation in Ping An Group. Revenue from operation support services increased by 15.5%, benefiting from increased demand of our Gamma Platform AI customer service and other products. Others, which included revenue from our overseas ecosystem business – virtual bank in Hong Kong, increased by 76.1%. Notwithstanding the travel restrictions in major cities due to pandemic outbreak, implementation revenue increased from RMB159 million to RMB171million. Risk management decreased from RMB106 million to RMB92 million primarily due to decreased volumes in products that involved on-site activities, for example, P&C claim ecosystem and off-line loan business.

Second quarter 2022 Financial Results

Revenue

Revenue in the second quarter of 2022 increased by 17.2% to RMB1,134 million from RMB968 million for the same period in the prior year, primarily driven by more demand for solutions in cloud services platform, operation support services and other services which included revenue from our overseas ecosystem business – virtual bank in Hong Kong.

Cost of Revenue

Cost of revenue in the second quarter of 2022 was RMB724 million, compared with RMB638 million for the same period in the prior year, primarily driven by higher technology service fees and outsourcing labor cost as we continued to expand our business.

Gross Profit

Gross profit increased by 24.5% to RMB410 million from RMB330 million for the same period in the prior year. Gross margin was 36.2%, compared with 34.1% in the prior year, increased by 2.1ppt, benefitting from on-going product standardization efforts. Non-IFRS gross margin was 40.0%, compared with 42.3% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the second quarter of 2022 amounted to RMB678 million, compared with RMB696 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 59.8% from 71.9%.

●	Research and Development expenses for the second quarter of 2022 rose to RMB378 million from RMB359 million, reflecting investment in enhancing existing solutions and innovations. As a percentage of revenue, R&D expenses amounted to 33.3%, compared with 37.1% in the prior year.

●	Sales and Marketing expenses for the second quarter of 2022 decreased to RMB109 million, compared with RMB126 million in the prior year. Benefitting from enhanced sales capability and efficiencies, we manage to maintain the revenue growth while keeping the sales cost low, which was reflected in a decrease in labor cost in both employee benefits expenses and out-source labor cost. Meanwhile, telecommunication expenses also decreased compared with that in the same period of 2021 partially because we engaged in fewer marketing activities during COVID outbreaks. As a percentage of revenue, sales and marketing expenses decreased to 9.7% from 13.0%.

●	General and Administrative expenses for the second quarter of 2022 amounted to RMB191 million, compared with RMB211 million in the prior year, primarily due to cost disciplines. As a percentage of revenue, general and administrative expenses decreased to 16.8% from 21.8%. After excluding listing expense in connection with the Company’s listing in Hong Kong, adjusted general and administrative expenses as a percentage of revenue for the second quarter of 2022 was 14.0%.

As a result of the above, operating loss for the second quarter of 2022 amounted to RMB278 million, compared with RMB395 million for the same period in the prior year. Operating margin improved to -24.5% from -40.9% in the prior year. After excluding the listing expenses in connection with the Company’s listing in Hong Kong, adjusted loss from operations for the second quarter of 2022 amounted to RMB246 million, compared with RMB395 million for the same period in the prior year. Adjusted operating margin improved to -21.7% from -40.9% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB245 million for the second quarter of 2022, versus RMB349 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB-0.67, versus RMB-0.94 for the same period in the prior year. Weighted average number of ADSs for the second quarter was 365,404,550.

Cash Flow

For the second quarter of 2022, net cash generated in operating activities was RMB326 million. Net cash used in investing activities was RMB42 million. Net cash used in financing activities was RMB135 million.

Conference Call Information

Date/Time

Wednesday, August 17, 2022 at 8:00 a.m., U.S. Eastern Time

Wednesday, August 17, 2022 at 8:00 p.m., Hong Kong Time

Webcast link:

Mandarin Channel: https://live.vhall.com/v3/lives/watch/329458304

English Channel: https://live.vhall.com/v3/lives/subscribe/769132279

Dial-in Numbers:

Mandarin Channel:

Access code: 319716

Telephone number:

China Mainland: 400 810 8228

Hong Kong, China: +852-30051355

Singapore: +65 64298359

United States: +1 646 2543594

International: +86 10 58084199

English Channel:

Access code: 809729

Telephone number:

China Mainland: 400 810 8228

Hong Kong, China: +852 30051313

Singapore: +65 64298359

United States: +1 646 2543594

International: +86 10 58084166

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the company’s listing in Hong Kong. OneConnect’s management regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. And we believe that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. OneConnect uses these non-IFRS financial to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

PUB_JRYZTPR@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,133,765	967,746	2,152,703	1,787,511
Cost of revenue	(723,513)	(638,144)	(1,393,420)	(1,179,354)
Gross profit	410,252	329,602	759,283	608,157

Research and development expenses	(377,500)	(358,671)	(740,513)	(639,970)
Selling and marketing expenses	(109,435)	(125,669)	(218,342)	(292,723)
General and administrative expenses	(190,620)	(211,184)	(401,921)	(391,641)
Net impairment losses on financial and contract assets	2,289	(37,796)	(14,925)	(44,900)
Other income, gains or loss-net	(12,604)	8,359	(16,095)	19,588
Operating loss	(277,618)	(395,359)	(632,513)	(741,489)

Finance income	2,790	4,901	5,236	23,058
Finance costs	(7,537)	(18,366)	(19,661)	(44,601)
Finance costs – net	(4,747)	(13,465)	(14,425)	(21,543)
Share of losses of associate and joint venture	8,765	5,515	20,302	10,062
Loss before income tax	(273,600)	(403,309)	(626,636)	(752,970)

Income tax benefit	15,716	28,729	36,444	55,600

Loss for the period	(257,884)	(374,580)	(590,192)	(697,370)

Loss attributable to:
- Owners of the Company	(244,789)	(348,950)	(562,374)	(653,682)
- Non-controlling interests	(13,095)	(25,630)	(27,818)	(43,688)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	256,914	(120,684)	233,721	(70,585)
- Changes in the fair value of debt instruments at fair value through other comprehensive income	-8,810	0	3,713	1
Total comprehensive loss for the period	(9,780)	(495,264)	(352,758)	(767,954)

Total comprehensive loss attributable to:
- Owners of the Company	3,315	(469,634)	(324,940)	(724,266)
- Non-controlling interests	(13,095)	(25,630)	(27,818)	(43,688)

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	(0.67)	(0.94)	(1.53)	(1.77)

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2022	2021
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	247,063	244,412
Intangible assets	625,678	687,194
Deferred tax assets	730,167	683,218
Financial assets measured at amortized cost from Virtual bank	0	674
Investments accounted for using the equity method	205,648	185,346
Financial assets at fair value through other comprehensive income	791,431	640,501
Contract assets	10	868
Total non-current assets	2,599,997	2,442,213

Current assets
Trade receivables	1,454,032	891,174
Contract assets	176,006	227,895
Prepayments and other receivables	926,782	752,667
Financial assets measured at amortized cost from Virtual bank	5,883	12,711
Derivative financial assets	8,643	0
Financial assets at fair value through profit or loss	1,004,189	2,071,653
Financial assets at fair value through other comprehensive income	885,898	482,497
Restricted cash	490,886	1,060,427
Cash and cash equivalents	1,445,058	1,399,370
Total current assets	6,397,377	6,898,394
Total assets	8,997,374	9,340,607

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	-153,287	-80,102
Other reserves	10,766,764	10,512,631
Accumulated losses	-7,200,999	-6,638,625
Equity attributable to equity owners of the Company	3,412,556	3,793,982

Non-controlling interests	13,282	41,100

Total equity	3,425,838	3,835,082

LIABILITIES
Non-current liabilities
Trade and other payables	315,089	313,834
Contract liabilities	20,003	19,418
Deferred tax liabilities	6,832	9,861
Total non-current liabilities	341,924	343,113

Current liabilities
Trade and other payables	2,544,331	2,137,099
Payroll and welfare payables	371,131	515,067
Contract liabilities	183,865	153,844
Short-term borrowings	266,557	815,260
Customer deposits	1,788,423	1,350,171
Derivative financial liabilities	75,305	190,971
Total current liabilities	5,229,612	5,162,412
Total liabilities	5,571,536	5,505,525

Total equity and liabilities	8,997,374	9,340,607

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash generated from / (used in) operating activities	325,638	(767,735)	(793,056)	(1,228,518)
Net cash generated from / (used in) investing activities	(42,373)	(716,020)	1,507,894	312,427
Net cash generated from / (used in) financing activities	(135,237)	61,343	(692,275)	(1,203,316)
Net increase /(decrease) in cash and cash equivalents	148,028	(1,422,412)	22,563	(2,119,407)
Cash and cash equivalents at the beginning of the period	1,270,695	2,360,880	1,399,370	3,055,194
Effects of exchange rate changes on cash and cash equivalents	26,335	(17,642)	23,125	(14,961)
Cash and cash equivalents at the end of period	1,445,058	920,826	1,445,058	920,826

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit	410,252	329,602	759,283	608,157
Gross margin	36.2%	34.1%	35.3%	34.0%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	41,431	79,894	85,867	156,640
Depreciation of property and equipment recognized in cost of revenue	748	598	1,560	1,198
Share-based compensation expenses recognized in cost of revenue	542	-630	1,422	291
Non-IFRS Gross profit	452,973	409,464	848,132	766,286
Non-IFRS Gross margin	40.0%	42.3%	39.4%	42.9%

(Unaudited)	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Operating loss	(277,618)	(395,359)	(632,513)	(741,489)
Operating margin	-24.5%	-40.9%	-29.4%	-41.5%
Net loss to shareholders	(244,789)	(348,950)	(562,374)	(653,682)
Net profit margin	-21.6%	-36.1%	-26.1%	-36.6%
Adjustment
Listing expense in connection with the Company’s listing in Hong Kong	31,843	0	68,329	0
Adjusted operating loss	(245,775)	(395,359)	(564,184)	(741,489)
Adjusted operating margin	-21.7%	-40.9%	-26.2%	-41.5%
Adjusted net loss to shareholders	(212,946)	(348,950)	(494,045)	(653,682)
Adjusted net profit margin	-18.8%	-36.1%	-22.9%	-36.6%

Source: OneConnect Financial Technology Co., Ltd.